Exhibit 10

Press Release

Marconi plc

TRADING UPDATE FOR THE THREE MONTHS
ENDED 30 JUNE 2002

•	Financial restructuring progressing; business plan reviewed by banks and the informal committee of bondholders and accepted as basis for restructuring; discussions regarding financial and legal framework advancing

•	Core sales in line with business plan despite further deterioration in market conditions; £510 million (vs £650 million Q1 02 excluding Mobile)

•	Cost reductions in the Supply Chain more than offset by reduced volumes and business mix issues, leading to continued pressure on gross margins

•	Good progress on operating cost savings; headcount reduction of over 3,000 achieved during the first quarter

•	Net debt of £3 billion at 30 June 2002; £152 million increase during the quarter driven by operating cash outflow, exceptional restructuring costs and interest payments

London — 23 July 2002 — Marconi (MONI) today provided a trading update relating to the three months ended 30 June 2002.

Mike Parton, Chief Executive, said: “We have met our business plan sales target for the first quarter despite the difficult market conditions and we continue to reduce our cost base. We continue to move forward towards a restructuring of our balance sheet and we remain focused on delivering on our business plan.”

Financial Restructuring

Marconi continues to make good progress in its ongoing discussions with its syndicate banks and an informal committee of its bondholders regarding the financial restructuring of the Group. As previously announced, the Group has prepared a business plan which has been reviewed by the banks and the informal committee of bondholders and accepted as the basis for financial restructuring.

Discussions regarding the financial and legal framework of the restructuring are ongoing and are relatively advanced.

Marconi confirms that the restructuring process is likely to involve a debt for equity swap for a significant proportion of Marconi’s indebtedness, thereby significantly de-gearing the Group and positioning it to deliver its business plan. The Board reiterates its previous guidance that it expects a very substantial dilution in value for its existing equity holders.

Trading Update

The Core business has been redefined to take into account the transfer of Marconi’s Mobile assets to Capital and the transfer of Marconi Interactive from Capital to the Core. Both transfers took effect on 1 April 2002. Appendix 1 sets forth quarterly key financials for FY02 on a pro forma basis.

Press Release

Sales

	£m	% var to	% var to
	Q1 03	Q1 02	Q4 02

EMEA	285	(5)	(36)
US	153	(39)	(14)
CALA	25	(59)	32
APAC	47	31	(4)
Core	510	(22)	(26)
Capital – Mobile	61	30	(53)
Capital – Other	23	(90)	(82)
Capital – Medical	0	(100)	n/a
Other*	(2)	n/m	n/m
Group	592	(48)	(38)

*	Other relates to intra-Group sales

Group sales during the first quarter amounted to £592 million compared to £1,134 million during the first quarter of the previous year. The reduction in sales is mainly the result of the disposal of businesses from Marconi Capital during the second half of FY02 including the disposals of Medical, Commerce and Data Systems and the Group’s 50 per cent share in General Domestic Appliances as well as reduced volumes in the Core business.

Trading in the Core business during the first quarter continued to reflect the difficult market conditions in the sector as telecom operators impose further reductions on capital expenditure.

Book to bill in the Core stood at 0.91, a sequential improvement on both of the two previous quarters.

Core sales during the first quarter amounted to £510 million, down 22 per cent year-on-year from £650 million or a 26 per cent sequential decline from £693 million in the fourth quarter. This compares to a 50 per cent sequential decline in the corresponding period one year previously, from the fourth quarter 2001 to the first quarter 2002.

Sales of Network Equipment accounted for 63 per cent of Core sales during the first quarter with the balance of 37 per cent in Network Services.

On a geographic basis year on year, the decline in market demand has been most marked in the Americas. Many of the major US operators have announced further significant capital expenditure cuts during the quarter while in CALA, the market has been impacted by the general macro-economic environment and regulatory issues specific to the telecoms sector. Core sales in the US and CALA decreased by 39 per cent and 59 per cent respectively compared to the first quarter last year. This has particularly affected sales of Outside Plant & Power equipment (down 51 per cent year on year), Broadband Switching (down 31 per cent year on year) and North American Access (down 26 per cent year on year).

Press Release

There are signs of some stabilisation in market conditions in the United Kingdom and Italy although demand remains at a low level. Short-term market demand is focused on broadband access deployment, which the Company believes will generate further revenue opportunities for core transmission equipment sales in the medium term. A significant softening of the market in Continental Europe has been observed throughout the quarter, particularly in France and Germany. As a result, the Group has experienced a decline in demand for its fixed wireless access products where Germany represents an important marketplace.

Optical Network sales, which accounted for approximately 25 per cent of Core sales, remained relatively resilient year on year (down 6 per cent) with a slight increase in sales in both EMEA and APAC offset by a reduced level of shipments in CALA. This is reflected in Marconi’s European market share gains across the SDH portfolio reported by leading industry watchers. Sales of SDH equipment accounted for over 80 per cent of Optical Network sales, with a focus on lower-end STM1 — 16 products, and the balance relating to DWDM. The main shipments of DWDM equipment during the period were made in Italy to Omnitel-Vodafone and Telecom Italia.

During the period, Marconi extended its existing SDH distribution agreement with Ericsson to cover global distribution of its full DWDM product range. Management expects that this agreement will provide access to Ericsson’s strong incumbent relationships with wireless operators such as Vodafone, Telefonica, Orange, T-Mobile, TIM and China Mobile.

In addition during the period, the Group announced to customers and employees its decision to cease further development of its SONET technology and the consequent closure of its SONET manufacturing facility in Montreal, Canada.

In APAC, sales increased by over 31 per cent year on year, mainly driven by sales of Optical Networks equipment in China and Australia. Price competition remains fierce in this region.

Sales of Network Services were down approximately 14 per cent year on year. Sales in EMEA increased during the period with stable sales of installation & commissioning activities boosted by a marked increase in value-added services to the Government and Transport sectors, particularly in the United Kingdom. Double digit decline in Network Services sales in the Americas was consistent with the fall in equipment sales particularly in Outside Plant & Power and Broadband Switching.

BT remained Marconi’s largest customer, accounting for 15 per cent of Core sales during the period. The top ten Core customers — BT, Bell South, Metro City Carriers (Germany), Omnitel-Vodafone (Italy), SBC, Sprint, Telkom South Africa, Telecom Italia, Verizon and Wind (Italy) — represented 37 per cent of Core sales.

Operating Performance

The Group has not recorded any additional inventory provisions or asset write-downs during the first quarter. A full review will be undertaken as part of the interim accounting process at the end of September. Management believes that further provisions and write downs could be necessary in light of the continued decline in demand for telecoms equipment and as a result of further product and supply chain rationalisation.

Press Release

Group operating loss before goodwill amortisation and exceptional items1 was slightly higher than the £116 million operating loss recorded in the fourth quarter of the previous year. This was a result of the operating loss incurred in Mobile compared to the modest operating profit generated in the previous quarter, due to increased losses in Public and Private Mobile Radio.

In the Core, further operating cost reductions achieved during the quarter enabled a slight improvement on the £119 million operating loss recorded during the fourth quarter. Operating costs in the Core during the period were over £115 million lower than in the first quarter last year.

Gross Margin in the Core showed a decline of a few percentage points below the level achieved in the fourth quarter (20 per cent) when sales were over £100 million higher. Cost reductions achieved in the Supply Chain during the period were more than offset by the lower volume of output as well as by a number of business mix issues. In Optical Networks, a high proportion of DWDM chassis equipment was shipped during the quarter. Returns will improve once shipments of in-fill transponders for these chassis begin. In addition, some price erosion year on year has negatively impacted margins. In Access, margins are under pressure as a result of a shift in business mix towards lower-margin fibre products while in BBRS, a higher proportion of lower margin factored products was shipped during the period, prior to termination of this third-party sourcing arrangement.

Further progress was made during the quarter in relation to operating cost reductions, which in the Core, were 22 per cent down on the previous quarter and 36 per cent down year on year.

Cost reduction remains one of management’s main priorities, alongside targeted cash generation. These initiatives have been incorporated into a Group-wide programme. Overseen by the Group’s Chief Operating Officer, the project covers over 20 different workstreams addressing gross margin, overheads and balance sheet. The teams are driven to a weekly timetable in order to achieve overall cost saving targets.

The main savings in the quarter have been driven by reduced spend on Research & Development. Even excluding the impact of the exceptionally high product launch costs relating to the BXR, Ultra Long Haul and Metro DWDM ranges during the fourth quarter FY02, further savings have been achieved as a result of headcount reductions, facility closures in the UK, US and Canada, rationalisation of product development programs in Access and ON (SONET) and lower spend on materials. Optical Networks remains the key focus of the Group’s R&D investment. R&D as a percentage of sales stood at almost 25 per cent in Optical Networks during the period.

Sales & Marketing costs decreased slightly during the period with further significant savings anticipated during the second quarter as a result of further rationalisation of the direct sales-force in the United States and APAC and further cost reductions in EMEA.

Press Release

Exceptional Items

Exceptional costs of approximately £90 million were incurred during the first quarter. Over 80 per cent of these related to the cost of restructuring and reorganisation to drive future improvements in the Group’s operating cost base, and the balance mainly to costs associated with the ongoing financial restructuring process.

Net Debt

Net debt stood at £3,017 million at 30 June 2002, an increase of £152 million compared to 31 March 2002.

The Group operating loss and cash outflows arising from adverse working capital movements relating to inventory in-feed for long-term contracts in Mobile translated to an operating cash outflow2 before exceptionals and capital expenditure in the region of £100 million. The Group has continued its focus on cash collection from debtors and improvements to the Core sales and operations planning processes have led to tighter controls on inventory in-feed.

The Group continues to incur exceptional cash costs in relation to its ongoing restructuring. These were partially offset during the period by the receipt of proceeds from the disposal of properties (in particular the sale of the Edge Lane site in Liverpool, UK). Net interest paid in the first quarter amounted to £51 million.

The Group recorded a foreign exchange translation gain of £95 million during the period arising from Euro and Dollar to Sterling exchange rate movements.

Net debt at 30 June 2002 comprised £1.07 billion of cash and gross financial debt of £4.09 billion made up of £1.74 billion of Euro and US$ bond debt, £2.11 billion of syndicate bank debt and £0.24 billion of bilateral bank debt. The reduction in the sterling equivalent amounts of syndicate bank debt and bonds outstanding relates to foreign exchange translation.

On 12 July 2002, Marconi announced the sale of Marconi Applied Technologies Group for cash proceeds of £50 million and a £7 million vendor loan note. This is not reflected in the cash balance at 30 June 2002.

The previously announced restrictions on certain of the Group’s cash that is held with banks independent of the bank syndicate (“the lock box”) that were established as part of the undertakings with the Group’s syndicate lending banks and the ad hoc bondholder committee remain in place. The balance of the lock box varies from time to time as withdrawals occur to fund cash requirements of the business. Deposits are made as cash is released from the business and disposal proceeds are received. Actual distributions of cash and/or securities as part of the financial restructuring will depend on a number of factors including the conclusion of negotiations between Marconi and its constituent creditors, additional trading and disposal cash flows and the timing of such distributions.

Press Release

Notes

1)	Operating profit/(loss) is defined as operating profit/(loss) before goodwill amortisation and exceptional items

2)	Operating cash flow is defined as cash flow from continuing operations before net capital expenditure and exceptional items

ENDS/...

Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name: Title: Phone:	David Beck/Joe Kelly Public Relations +44 (0) 207 306 1771 joe.kelly@marconi.com	Heather Green Investor Relations +44 (0) 207 306 1735 heather.green@marconi.com

Press Release

Appendix 1

Figure 1 sets out the quarterly progression of key elements of the Profit and Loss Account and Cash Flow Statement for the Core business in FY02 on a pro forma basis restated to reflect the following adjustments from 1 April 2002 i) the transfer of Mobile from Core to Capital; ii) the transfer of Marconi Interactive from Capital to Core; and iii) the impact of FRS17 pension accounting standard which was adopted in the fourth quarter of FY02.

Figure 1

Core Pro Forma (£m)	Q1	Q2	Q3	Q4	FY02

Sales	650	798	632	693	2,773
Gross Profit	124	216	122	137	599
Gross Margin	19.1%	27.1%	19.3%	19.8%	21.6%
R&D Expenses	(129)	(120)	(115)	(123)	(487)
S&M Expenses	(125)	(103)	(107)	(87)	(422)
G&A Expenses	(55)	(53)	(40)	(45)	(193)
Other Expenses	(13)	10	13	(1)	9
Total Operating Expenses	(322)	(266)	(249)	(256)	(1,093)
Operating Profit/(Loss)	(198)	(50)	(127)	(119)	(494)
Core Cash Flow (£m)
Operating Profit/(Loss)	(198)	(50)	(127)	(119)	(494)
Depreciation	48	41	42	53	184
Working Capital Movements	(165)	35	91	319	280
Operating Cash Flow	(315)	26	6	253	(30)

Figure 2 set outs the quarterly progression of FY02 gross profit, gross margin, total operating expenses and operating loss for the Group as a whole, restated on a pro forma basis to include the quarterly phasing of FRS 17 pension accounting standard.

Figure 2

Group Pro Forma (£m)	Q1	Q2	Q3	Q4	FY02

Sales	1,134	1,444	1,041	948	4,567
Gross Profit	253	411	241	219	1,124
Gross Margin	22.3%	28.5%	23.2%	23.1%	24.6%
Total Operating Expenses	(489)	(413)	(350)	(335)	(1,587)
Operating Profit/(Loss)	(236)	(2)	(109)	(116)	(463)